April 1, 2009
VIA EDGAR AND FACSIMILE
Tom Kluck
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mailstop 4561
Washington, D.C. 20549

Re:	Colonial Properties Trust Registration Statement on Form S-3 Filed March 12, 2009 File No. 333-157884
Dear Mr. Kluck:
     On behalf of Colonial Properties Trust (the “Company”), we are responding to the comment set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission dated March 30, 2009 related to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).
     The numbered paragraph and heading below correspond to the heading set forth in the comment letter. The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.
General
1.	We note your disclosure in the “Calculation of Registration Fee” section that you are relying upon Rule 415(a)(6) of Regulation C for this offering. Please explain to us why you believe that you are eligible to rely upon Rule 415(a)(6). Please refer to Securities Act Rules, Compliance and Disclosure Interpretation Questions 198.03 and 198.06.

Response: The Company is relying on Securities Act Rules, Compliance and Disclosure Interpretation Question 198.06 (“C&DI 198.06”) in filing the Registration Statement. As noted in the Explanatory Note included on the cover page of the Registration Statement, the Registration Statement is being filed to convert the Company’s registration statement on Form S-3ASR (File No. 333-142537) (the “Prior Registration Statement”) to the proper submission type for a non-automatic shelf registration statement to reflect that the Company is no longer a well-known seasoned issuer (as such term is defined in Rule 405 of the Securities Act of 1933), because the worldwide market value of the Company’s outstanding voting and non-voting common equity held by non-affiliates was less than $700 million as of the most recent determination date. At the time of the filing of the Company’s Form 10-K for the 2008 fiscal year:
•	the Prior Registration Statement registered a specific amount of securities, and the associated filing fee for the registration of such securities had previously been paid;

Tom Kluck
United States Securities and Exchange Commission
April 1, 2009

•	no information was omitted from the prospectus included in the Prior Registration Statement in reliance on the provisions of Rule 430B; and

•	the Company believes that it was eligible to use Form S-3 in reliance on General Instruction I.B.1 or I.B.2.
The Registration Statement does not seek to register any new or additional securities. Accordingly, in filing the Registration Statement, the Company sought to rely on C&DI 198.06 to continue to offer and sell securities using the Prior Registration Statement pending the effectiveness of the Registration Statement, and to carry forward to the Registration Statement in the manner provided under Rule 415(a)(6) of Regulation C unsold securities that were previously registered under the Prior Registration Statement and for which the associated filing fee was previously paid (consistent with Compliance and Disclosure Interpretation Questions 118.06 and 240.13, which permit a carryover in the manner provided under Rule 415(a)(6) in connection with the transition from an effective registration statement to an automatic shelf registration statement).
* * * * *
     The Company acknowledges your reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the delivery of this letter for further review before submitting a request for acceleration, to provide the requested acknowledgements of the Company, and to provide any acceleration request at least two business days in advance of the requested effective date.
     Please do not hesitate to call me at (202) 637-5821 if you wish to discuss the Company’s response to the Staff’s comment letter.
Sincerely,
/s/  Paul Manca, Esq.
Paul Manca, Esq.

cc:	Erin E. Martin, Esq. Thomas H. Lowder J. Warren Gorrell, Jr., Esq.